FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
July 23, 2002

PE

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

JUL 25 2002

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Wimm-Bill-Dann Foods OJSC announces the acquisition of controlling stake in Kharkovsky Dairy Plant OJSC

Press Release

Moscow, July 23, 2002. Wimm-Bill-Dann Foods OJSC today announced the acquisition of 75,075% of the share capital (1,485,597 voting shares) of Kharkovsky Dairy Plant OJSC (Kharkov, Ukraine). The transaction is worth approximately US$ 4.5 million. The number of enterprises comprising Wimm-Bill-Dann Foods OJSC has now reached 18.

In line with its strategy of regional expansion and increased presence in the CIS countries, Wimm-Bill-Dann has acquired the controlling stake of Kharkovsky Dairy Plant OJSC, one of Ukraine's largest specialized dairy processing facilities.

Built in 1973, the plant's planned milk processing capacity is 500 tons per day (currently 200 tons are processed daily). Raw milk is delivered to the plant from environmentally sound areas in the surrounding Kharkov Region.

Maxim Byrdin, Head of WBD Dairy Business Unit, said in a statement: "We have big hopes for our new acquisition. The Kharkovsky Dairy Plant is a strong player on the Ukrainian market, with a stable supply of raw materials, significant market share and well-known brands. We are especially enthusiastic about the level of expertise and commitment shown by the staff, professional dairymen, who, amongst other things, produce one of Ukraine's best-known cottage cheeses "Domashny". It is really them who, we believe, will become our main asset going forward and a guarantee of our future success. Given our good track record of integrating such entities into our network and adding their products to our portfolio, I am convinced that we can strengthen our presence on this strategic market."

Kharkovsky Dairy Plant OJSC presently manufactures over 60 types of dairy products, including long shelf-life milk (UHT-milk), butter, chocolate butter, pasteurized milk, kefir, bio-kefirs, yogurts, bio-yogurts, sour cream, ryazhenka, melted milk, cottage cheese, quarks, 'Tanyusha' quark desserts with fruit, 'Mashenka' quark cream and casein.

All products of Kharkovsky Dairy Plant OJSC have been manufactured under the ROMOL brand since 2001. The plant manufactures around 2,500 tons of dairy products per month, 1,800 tons of which are whole-milk products.

The plant's share of the Ukrainian dairy market is about 8.7% according to Amer Nielsen data covering 4 of Ukraine's largest cities (Kiev, Kharkov, Odessa and Dnepropetrovsk) from February to May 2002. Seventy per cent of all products manufactured by the dairy plant are sold in Kharkov, where the plant has a 24% market share (based on Amer Nielsen data for February-May 2002).

It has been envisaged that the new equipment will be implemented at the Kharkovsky Dairy Plant OJSC in the first half of 2003. Brands popular among Ukrainian consumers, such as Slovyanochka, Domik v Derevne, Frugurt, Doctor Bifi, Biomax, and Chudo, will also be launched shortly.

Kira Kirioukhina,
Wimm-Bill-Dann Foods OJSC
16 Yauzsky Boulevard, Moscow, Russia
Phone: +7 095 733-9726/9727
Fax: +7 095 733-9725
www.wbd.com
e-mail: kiryuhina@wbd.ru

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 18 manufacturing facilities in 14 locations in Russia and the Commonwealth of Independent States (CIS), as well as branches in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

In Moscow alone, there are over 2,000 shops working directly with Wimm-Bill-Dann, offering its wide range of products to consumers. The company also supplies its products to Russia's Presidential Administration, Federation Council, embassies and banks, airlines and schools, to name but a few.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 12 000 people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________

Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: July 23, 2002

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